                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 2)(1)

                                 Stamps.com Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 per share
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                         (Title of Class of Securities)

                                    852857200
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                                 (CUSIP Number)

 Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.)
                                 (239) 262-8577
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  May 17, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 6 pages

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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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-------------------                                                  -----------
CUSIP NO. 852857200                     13D                          PAGE 2 of 6
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Lloyd I. Miller, III                            ###-##-####
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)    [ ]
                                                                     (B)    [ ]
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3          SEC USE ONLY

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4          SOURCE OF FUNDS*

           PF-OO
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR  2(E)
           [  ]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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             NUMBER OF                7        SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       1,566,854
              OWNED BY                ------------------------------------------
                EACH                  8        SHARED VOTING POWER
             REPORTING
               PERSON                          994,569
                WITH                  ------------------------------------------
                                      9        SOLE DISPOSITIVE POWER

                                               1,455,731
                                      ------------------------------------------
                                      10       SHARED DISPOSITIVE POWER

                                               1,105,692
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,561,423
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11.2%
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14         TYPE OF REPORTING PERSON*

           IN-IA-OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                                     Page 3 of 6

         INTRODUCTION

         This constitutes Amendment No. 2 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated April 30, 2002, as amended (the "Statement"), relating to the common stock, par value $0.001 per share (the "Shares") of Stamps.com Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 12959 Coral Tree Place, Los Angeles, California 90066. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         Item 3 of the Statement is hereby amended and restated in its entirety as follows:

         Mr. Miller is an investment advisor to the trustee of Trust A-4 and Trust C (the "Trusts") pursuant to an Investment Advisory Agreement, dated April 1, 2002, by and between, Mr. Miller and PNC Bank, National Association. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, Trust A was split into four separate trusts one of which was Trust A-4. All of the Shares purchased by Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate purchase price for the Shares in Trust A-4 was $3,763,485.28. All of the Shares purchased by Trust C were purchased by funds generated and held by Trust C. The aggregate purchase price for the Shares in Trust C was $3,440,100.28.

         Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of (i) Milfam I L.P. ("Milfam I"), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. ("Milfam II") a Georgia limited partnership established, pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.

         Milfam I: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners (as identified on the signature page of Exhibit 99.3 to the Statement and hereby incorporated by reference), or money generated and held by Milfam I. The aggregate purchase price for the Shares in Milfam I was $334,400.00.

         Milfam II: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners (as identified on the signature page of Exhibit 99.4 to the Statement and hereby incorporated herein by reference), or money generated and held by Milfam II. The aggregate purchase price for the Shares in Milfam II was $6,569,409.45.

         All of the Shares purchased by Mr. Miller on his own behalf, were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller, on his own behalf was $359,867.50.
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                                                                     Page 4 of 6

         Mr. Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act ("UGMA"). One such account is for Alexandra Miller ("Alex UGMA") and another is for Lloyd I. Miller IV ("Lloyd IV UGMA" and together with the Alex UGMA, the "Miller UGMA's"). All of the Shares Mr. Miller is deemed to beneficially own in the Miller UGMA's were purchased with money held by the Miller UGMA's. The aggregate purchase price for the Shares in the Alex UGMA was $6,059.98. The aggregate purchase price for the Shares in the Lloyd IV UGMA was $6,059.98.

         Kimberley S. Miller is Mr. Miller's former wife. All of the Shares Mr. Miller is deemed to beneficially own, as Kimberley S. Miller's former spouse, were purchased with personal funds held by Kimberley S. Miller. The aggregate purchase price for the Shares Mr. Miller is deemed to beneficially own as Kimberley S. Miller's former spouse was $2,942.90.

         Pursuant to an Irrevocable Trust Agreement MILGRAT I(AAA) ("MILGRAT I
(AAA))", dated as of December 8, 2003, Miller was named as the trustee to MILGRAT I (AAA). All of the Shares Miller is deemed to beneficially own as Trustee of MILGRAT I(AAA) were contributed to MILGRAT I (AAA) by its grantor, Catherine C. Miller.

         Mr. Miller shares investment and dispositive power over securities held by Marli Miller in the Marli Miller Custodian Managed Account established pursuant to a PNC Advisors Custody Agreement dated as of December 9, 2003 ("Marli Managed"). All of the Shares held by Marli Managed were obtained pursuant to distributions received from a grantor retained annuity trust.

         ITEM 4. PURPOSE OF THE TRANSACTION

         Item 4 of the Statement is hereby amended and restated in its entirety as follows:

         As of the date hereof, Mr. Miller considers his beneficial ownership reported herein of the 2,561,423 Shares as an investment in the ordinary course of business. From time to time, Mr. Miller may acquire additional securities of the Company or dispose of all or some of the securities of the Company which he beneficially owns and other then being a board member and engaging in activities as a member of the board of directors, Mr. Miller does not have any plans or proposals that relate to the matters described in Item 4 of Schedule 13D. The purpose of this Amendment is to report that since the filing of Amendment No.1 to the Statement, dated April 3, 2003, a material change occurred in the percentage of Shares beneficially owned by Mr. Miller.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Statement is hereby amended and restated in its entirety as follows:

         (a) Mr. Miller beneficially owns 2,561,423 Shares which is 11.2% of the 22,830,441 outstanding Shares. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 22,830,441 outstanding Shares is the sum of the following amounts: (i) 22,820,441 outstanding Shares as of April 30, 2005 pursuant to the Company's Schedule 10Q filed on May 6, 2005 and
(ii) 10,000 Shares which Mr. Miller may be deemed to beneficially own upon the exercise of certain immediately exercisable Options Mr. Miller beneficially owns.

         As of the date hereof, 673,794 of such beneficially owned Shares are owned of record by Trust A-4; 137,374 of such beneficially owned Shares are owned of record by Trust C; 55,000 of such beneficially owned Shares are owned of record by Milfam I L.P.; 1,148,830 of such beneficially owned Shares are owned of
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                                                                     Page 5 of 6

record by Milfam II L.P.; 249,901 of such beneficially owned Shares are owned of record by Mr. Miller directly (including options to purchase 10,000 Shares); 1,000 of such beneficially owned Shares are owned of record by Lloyd IV UGMA; 1,000 of such beneficially owned Shares are owned of record by Alexandra UGMA; 500 of such beneficially owned Shares are owned of record by Kimberly S. Miller; 182,901 of such beneficially owned Shares are owned of record by Marli Managed; and 111,123 of such beneficially owned Shares are owned of record by MILGRAT I
(AAA).

         (b) Mr. Miller has or may be deemed to have shared voting power for all such shares held of record by Trust A-4, Trust C, Kimberly S. Miller and Marli Managed. Mr. Miller has or may be deemed to have shared dispositive power for all such shares held of record by Trust A-4, Trust C, Kimberly S. Miller, Marli Managed and MILGRAT I (AAA). Mr. Miller has or may be deemed to have sole voting power for all such shares held of record by Milfam I L.P., Milfam II L.P., Lloyd IV UGMA, Alexandra UGMA, MILGRAT I (AAA), and Mr. Miller directly. Mr. Miller has or may be deemed to have sole dispositive power for all such shares held of record by Milfam I L.P., Milfam II L.P., Lloyd IV UGMA, Alexandra UGMA and Mr. Miller directly.

         (c) The table below details the transactions that were effected during the past 60 Days.

                                MILFAM II L.P.
     Date of Transaction    Number of Shares Sold   Price Per Share     How Transaction Effected
     -------------------    ---------------------   ---------------     ------------------------
        May 10, 2005                7,300               $21.1112            Open Market Sale
        May 12, 2005                1,900                $21.30             Open Market Sale
        May 16, 2005               158,200              $21.3389            Open Market Sale
        May 17, 2005                25,100              $21.3728            Open Market Sale
        May 20, 2005                46,400              $21.2707            Open Market Sale
        May 23, 2005                24,800              $21.6978            Open Market Sale
        May 26, 2005                43,700              $21.7971            Open Market Sale

                            LLOYD I. MILLER, III
  Date of Transaction    Number of Options Acquired     Price Per Share                   How Transaction Effected
  -------------------    --------------------------     ---------------                   ------------------------
      May 25, 2005                  5,000                      -                  Grant of Options received from Company as
                                                                                                board member

         (d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.

         (e) Not applicable.
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                                                                     Page 6 of 6

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2005

                                               /s/ Lloyd I. Miller, III
                                        ----------------------------------
                                              Lloyd I. Miller, III